Free Writing Prospectus (To the Prospectus dated January 8, 2016, the Prospectus Supplement dated January 8, 2016, and the Product Prospectus Supplement dated January 14, 2016)	Filed Pursuant to Rule 433 Registration No. 333-208507 May 22, 2018
Royal Bank of Canada	$ Contingent Barrier Notes due June 12, 2019 Linked to the Common Stock of NVIDIA Corporation Senior Global Medium-Term Notes, Series G
General
•
The Notes are designed for investors who seek to receive a positive return at maturity based if the price of the common stock of NVIDIA Corporation (the “Reference Asset”) increases. However, the return on the Notes will not exceed the Maximum Return set forth below.  Investors should be willing to forgo interest and dividend payments and, if the price of the Reference Asset declines by more than 45.30%, be willing to lose some or all of their principal.

•	Senior unsecured obligations of Royal Bank of Canada maturing on June 12, 2019.(a) (b)
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.
•	The Notes are expected to price on or about May 25, 2018(b) (the “pricing date”) and are expected to be issued on or about May 31, 2018(b) (the “issue date”).
Key Terms	Terms used in this free writing prospectus, but not defined herein, will have the meanings ascribed to them in the product prospectus supplement.
Issuer:	Royal Bank of Canada
Reference Asset:	The common stock of NVIDIA Corporation (Bloomberg symbol: “NVDA”)
Payment at Maturity:
If the Percentage Change is positive, you will receive a cash payment per $1,000 in principal amount of the Notes that provides you with a positive return, calculated as follows:
$1,000 + ($1,000 x Percentage Change)
However, your return on the Notes will not exceed the Maximum Return.
If the Percentage Change is negative or zero, but not less than -45.30%, you will receive the principal amount.
If the Percentage Change is less than -45.30%, you will receive at maturity, for each $1,000 in principal amount:
$1,000 + ($1,000 x Percentage Change)
In this case, the amount of cash that you will receive at maturity will represent a loss of your principal that is proportionate to the decline in the price of the Reference Asset from the Initial Level to the Final Level. You will lose a significant portion, or possibly even all, of the principal amount. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party.

Maximum Return:	115% of the principal amount ($1,150 per $1,000 in principal amount)
Barrier Level:	54.70% of the Initial Level.
Percentage Change:	The performance of the Reference Asset from the Initial Level to the Final Level, calculated as follows: Final Level – Initial Level Initial Level
Initial Level:	The closing price of the Reference Asset on the pricing date.
Final Level:	The arithmetic average of the closing price of the Reference Asset on each of the valuation dates.
Valuation Dates:	June 3, 2019, June 4, 2019, June 5, 2019, June 6, 2019 and June 7, 2019 (the “final valuation date”)(a) (b)
Maturity Date:	June 12, 2019(a) (b)
Calculation Agent:	RBC Capital Markets, LLC (“RBCCM”)
CUSIP/ISIN:	78013XLG1/ US78013XLG15
Estimated Value:
The estimated initial value of the Notes as of the pricing date is expected to be between $965.77 and $985.77 per $1,000 in principal amount. The final pricing supplement relating to the Notes will set forth our estimate of the initial value of the Notes as of the pricing date.  The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount.

(a)	Subject to postponement if a market disruption event occurs, as described under “General Terms of the Notes—Market Disruption Events” in the product prospectus supplement.
(b)	Expected. In the event we make any change to the expected pricing date and issue date, the valuation dates and the maturity date will be changed so that the stated term of the Notes remains the same.
 Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page PS-4 of the product prospectus supplement, beginning on page S-1 of the prospectus supplement and on page 1 of the prospectus, and “Selected Risk Considerations” beginning on page FWP-4 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality.
	Price to Public[1]	Underwriting Commission[2]	Proceeds to Royal Bank of Canada
Per Note	$1,000	$10.00	$990.00
Total	$	$	$
[1]
Certain fiduciary accounts purchasing the Notes will pay a purchase price of $990.00 per Note, and the placement agents will forgo any fees with respect to sales made to those accounts. The price to the public for all other purchases of the Notes is 100%.

[2]
JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and their affiliates will act as placement agents for the Notes and will receive a fee from the Issuer that will not exceed $10.00 per $1,000 in principal amount of the Notes, but will forgo any fees for sales to certain fiduciary accounts.

RBC Capital Markets, LLC	JPMorgan Chase Bank, N.A.	J.P. Morgan Securities LLC
Placement Agents

Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-877-688-2301.
You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this free writing prospectus. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.
ADDITIONAL TERMS OF THE NOTES
You should read this free writing prospectus together with the prospectus dated January 8, 2016, as supplemented by the prospectus supplement dated January 8, 2016 and the product prospectus supplement dated January 14, 2016, relating to our Senior Global Medium-Term Notes, Series G, of which these Notes are a part. Capitalized terms used but not defined in this free writing prospectus will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this free writing prospectus will control.  You should read this free writing prospectus carefully.
This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 8, 2016 and in the product prospectus supplement dated January 14, 2016, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
Prospectus dated January 8, 2016:
http://www.sec.gov/Archives/edgar/data/1000275/000121465916008810/j18160424b3.htm
Prospectus Supplement dated January 8, 2016:
https://www.sec.gov/Archives/edgar/data/1000275/000121465916008811/p14150424b3.htm
Product Prospectus Supplement ERN-ES-1 dated January 14, 2016:
https://www.sec.gov/Archives/edgar/data/1000275/000114036116047764/form424b5.htm
Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this free writing prospectus, “Royal Bank”, “we,” “us,” or “our” refers to Royal Bank of Canada.

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What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Asset?
The following table illustrates the hypothetical total return at maturity on the Notes.  The “total return,” as used in this free writing prospectus, is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 in principal amount of the Notes to $1,000.  The hypothetical total returns and examples set forth below are based on a hypothetical Initial Level of $100.00, a hypothetical Barrier Level of $54.70, the Maximum Return of 115% of the principal amount, and the hypothetical Final Levels as set forth below.  The actual Initial Level will be determined on the pricing date, and the actual Final Level will be determined based on the arithmetic average of the closing price of the Reference Asset on each of the valuation dates.
The hypothetical total returns and examples set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes.  The numbers appearing in the following table and examples have been rounded for ease of analysis.  The examples below do not take into account any tax consequences from investing in the Notes.
Final Level	Percentage Change	Payment at Maturity	Total Return on the Notes
$170.00	70.00%	$1,150.00	15.00%
$150.00	50.00%	$1,150.00	15.00%
$130.00	30.00%	$1,150.00	15.00%
$120.00	20.00%	$1,150.00	15.00%
$115.00	15.00%	$1,150.00	15.00%
$110.00	10.00%	$1,100.00	10.00%
$105.00	5.00%	$1,050.00	5.00%
$100.00	0.00%	$1,000.00	0.00%
$90.00	-10.00%	$1,000.00	0.00%
$80.00	-20.00%	$1,000.00	0.00%
$70.00	-30.00%	$1,000.00	0.00%
$60.00	-40.00%	$1,000.00	0.00%
$54.70	-45.30%	$1,000.00	0.00%
$50.00	-50.00%	$500.00	-50.00%
$30.00	-70.00%	$300.00	-70.00%
$20.00	-80.00%	$200.00	-80.00%
$10.00	-90.00%	$100.00	-90.00%
$0.00	-100.00%	$0.00	-100.00%

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Hypothetical Examples of Amounts Payable at Maturity
The following examples illustrate how the total returns set forth in the table above are calculated.
Example 1: The price of the Reference Asset increases from an Initial Level of $100.00 to a Final Level of $105.00, resulting in a Percentage Change of 5%.
Because the Percentage Change is positive, the investor receives a payment at maturity of $1,050.00 per $1,000 in principal amount of the Notes, calculated as follows:
$1,000 + ($1,000 x 5.00%) = $1,050.00
Example 2: The price of the Reference Asset increase from an Initial Level of $100 to a Final Level of $140, resulting in a Percentage Change of 40%.
In this case, the Percentage Change would result in a return on the Notes that exceeds the Maximum Return.  Accordingly, investor receives a payment at maturity of $1,150.00 per $1,000 in principal amount of the Notes, which is equal to the Maximum Return. In this case, the return on the Notes would be less than the return on the Reference Asset.
Example 3: The price of the Reference Asset decreases from an Initial Level of $100 to a Final Level of $90, resulting in a Percentage Change of -10%.
In this case, because the Percentage Change is negative, but is not less than -45.30%, the investor receives the principal amount.
Example 4: The price of the Reference Asset decreases from an Initial Level of $100 to a Final Level of $30, resulting in a Percentage Change of -70%.
Because the Percentage Change is less than -45.30%, for each $1,000 in principal amount, the investor will receive $300, calculated as follows:
$1,000 + ($1,000 x -70%) = $300
In this case, the amount of cash that will be paid on the Notes is expected to be significantly less than the principal amount.

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Selected Purchase Considerations
•	Appreciation Potential—The Notes provide the opportunity to receive a positive return, up to the Maximum Return, if the Final Level is greater than the Initial Level.
•
Limited Protection Against Loss—Payment at maturity of the principal amount of the Notes is protected against a decline in the Final Level, as compared to the Initial Level, of up to 45.30%.  If the Final Level is less than the Initial Level by more than 45.30%, the amount of cash that you will receive at maturity will represent a loss of your principal that is proportionate to the decline in the price of the Reference Asset from the Initial Level to the Final Level.  Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due and is not guaranteed by any third party. For a description of the risks with respect to our credit, see “Selected Risk Considerations—Credit of Issuer” in this free writing prospectus.

Selected Risk Considerations
An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the Reference Asset.  These risks are explained in more detail in the section “Risk Factors” beginning on page PS-4 of the product prospectus supplement.  In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:
•
Principal at Risk – Investors in the Notes could lose all or a substantial portion of their principal amount if the price of the Reference Asset decreases by more than 45.30%.  If the Percentage Change is less than -45.30%, the amount of cash that you will receive at maturity will represent a loss of your principal that is proportionate to the decline in the price of the Reference Asset from the Initial Level to the Final Level.

•
The Notes Do Not Pay Interest and Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity – There will be no periodic interest payments on the Notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity.  The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments.  Even if your return is positive, your return may be less than the return you would earn if you bought one of our conventional senior interest bearing debt securities.

•
Your Potential Payment at Maturity Is Limited – The Notes will provide less opportunity to participate in increases in the price of the Reference Asset than an investment in a security linked to the Reference Asset providing full participation in the appreciation, because the payment at maturity will not exceed the amount represented by the Maximum Return.  Accordingly, your return on the Notes may be less than your return would be if you made an investment in a security directly linked to increases in the Reference Asset.

•
Credit of Issuer – The Notes are our senior unsecured debt securities.  As a result, your receipt of the amount due on the maturity date is dependent upon our ability to repay our obligations at that time.  This will be the case even if the price of the Reference Asset increases after the pricing date.  No assurance can be given as to what our financial condition will be at the maturity of the Notes.

•
There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses – There may be little or no secondary market for the Notes.  The Notes will not be listed on any securities exchange.  RBCCM and our other affiliates may make a market for the Notes; however, they are not required to do so.  RBCCM or any other affiliate may stop any market-making activities at any time.  Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you.  We expect that transaction costs in any secondary market would be high.  As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial.

•
Owning the Notes Is Not the Same as Owning Shares of the Reference Asset — The return on your Notes may not reflect the return you would realize if you actually owned shares of the Reference Asset. For instance, as a holder of the Notes, you will not have voting rights, rights to receive cash dividends or other distributions, or any other rights that holders of shares of the Reference Asset would have.  Further, you will not participate in any appreciation of the price of Reference Asset above 15.00%.

•
There Is No Affiliation Between Us and the Issuer of the Reference Asset, and We Are Not Responsible for any Disclosure by that Company — We are not affiliated with the issuer of the Reference Asset.  However, we and our affiliates may currently, or from time to time in the future engage in business with the issuer of the Reference Asset.  Nevertheless, neither we nor our affiliates assume any responsibilities for the accuracy or the completeness of any information about the Reference Asset that the issuer of the Reference Asset prepares.  You, as an investor in the Notes, should make your own investigation into the Reference Asset and the issuer of the Reference Asset.  The issuer of the Reference Asset is not involved in this offering and has no obligation of any sort with respect to your Notes.  The issuer of the Reference Asset has no obligation to take your interests into

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consideration for any reason, including when taking any corporate actions that might affect the value of your Notes.
•
Single Stock Risk — The price of the Reference Asset can rise or fall sharply due to factors specific to the Reference Asset and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions. We urge you to review financial and other information filed periodically with the SEC by the issuer of the Reference Asset.

•
Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the price of the Reference Asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Reference Asset;
•	the time to maturity of the Notes;
•	the dividend rate on the Reference Asset;
•	interest and yield rates in the market generally;
•	a variety of economic, financial, political, regulatory or judicial events; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.
•
The Estimated Initial Value of the Notes Will Be Less than the Price to the Public – The estimated initial value that will be set forth in the final pricing supplement for the Notes does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time.  If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the estimated initial value.  This is due to, among other things, changes in the price of the Reference Asset, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the underwriting discount and the costs relating to our hedging of the Notes.  These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•
The Estimated Initial Value of the Notes That We Will Provide in the Final Pricing Supplement Will Be an Estimate Only, Calculated as of the Pricing Date -- The value of the Notes at any time after the pricing date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy.  As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the estimated initial value of your Notes.

•
Market Disruption Events and Adjustments –The payment at maturity, the valuation dates and the Reference Asset are subject to adjustment as described in the product prospectus supplement.  For a description of what constitutes a market disruption event as well as the consequences of that market disruption event on a valuation date, see “General Terms of the Notes—Market Disruption Events” in the product prospectus supplement.

•
Anti-dilution Adjustments — For certain corporate events affecting the Reference Asset, the calculation agent may make adjustments to the terms of the Notes. However, the calculation agent will not make such adjustments in response to all events that could affect the Reference Asset. If an event occurs that does not require the calculation agent to make such adjustments, the value of the Notes may be materially and adversely affected. In addition, all determinations and calculations concerning any such adjustments will be made in the sole discretion of the calculation agent, which will be binding on you absent manifest error. You should be aware that the calculation agent may make any such adjustment, determination or calculation in a manner that differs from that discussed in this free writing prospectus or the product prospectus supplement as necessary to achieve an equitable result.

•
The Business Activities of Royal Bank and Our Affiliates May Create Conflicts of Interest – We and our affiliates expect to engage in trading activities related to the Reference Asset that are not for the account of holders of the Notes or on their behalf.  These trading activities may present a conflict between the holders’ interests in the Notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management.  These trading activities, if they influence the price of

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the Reference Asset, could be adverse to the interests of the holders of the Notes.  We and one or more of our affiliates may, at present or in the future, engage in business with NVIDIA Corporation, the issuer of the Reference Asset (the “Reference Asset Issuer”), including making loans to or providing advisory services.  These services could include investment banking and merger and acquisition advisory services.  These activities may present a conflict between our or one or more of our affiliates’ obligations, and your interests as a holder of the Notes.  Moreover, we and our affiliates may have published, and in the future expect to publish, research reports with respect to the Reference Asset.  This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes.  Any of these activities may affect the price of the Reference Asset and, therefore, the market value of the Notes.
Additionally, we or our affiliates may serve as issuer, agent or underwriter for additional issuances of securities with returns linked or related to changes in the price of the Reference Asset. By introducing competing products into the marketplace in this manner, we could adversely affect the value of the Notes.
We may hedge our obligations under the Notes through certain affiliates, who would expect to make a profit on such hedge. We or our affiliates may adjust these hedges by, among other things, purchasing or selling those assets at any time, including around the time of the valuation dates, which could have an impact on the return of the Notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, such hedging may result in a profit that is more or less than expected, or it may result in a loss.

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Information Regarding the Issuer of the Reference Asset
The Reference Asset is registered under the Securities Exchange Act of 1934 (the “Exchange Act”).  Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the Securities and Exchange Commission (the “SEC”).  Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC’s website at www.sec.gov.  In addition, information regarding the Reference Asset may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.
The following information regarding the issuer of the Reference Asset is derived from publicly available information. We have not independently verified the accuracy or completeness of reports filed by the issuer of the Reference Asset with the SEC, information published by it on its website or in any other format, information about it obtained from any other source or the information provided below.
NVIDIA Corporation designs, develops, and markets three dimensional (3D) graphics processors and related software. The company offers products that provides interactive 3D graphics to the mainstream personal computer market.
Below is a table setting forth the intra-day high, intra-day low and period-end closing prices of the Reference Asset. The information provided in the table is for the period from January 1, 2013 through May 21, 2018.
Period-Start Date	Period-End Date	High Intra-Day Price of the Reference Asset ($)	Low Intra-Day Price of the Reference Asset ($)	Period-End Closing Price of the Reference Asset ($)
1/1/2013	3/31/2013	13.19	11.91	12.82
4/1/2013	6/30/2013	15.48	12.04	14.03
7/1/2013	9/30/2013	16.10	13.96	15.56
10/1/2013	12/31/2013	16.32	14.52	16.02
1/1/2014	3/31/2014	19.04	15.33	17.91
4/1/2014	6/30/2014	19.73	17.71	18.54
7/1/2014	9/30/2014	20.15	17.35	18.45
10/1/2014	12/31/2014	21.25	16.78	20.05
1/1/2015	3/31/2015	23.61	18.95	20.93
4/1/2015	6/30/2015	22.87	19.97	20.11
7/1/2015	9/30/2015	24.68	19.10	24.65
10/1/2015	12/31/2015	33.94	23.47	32.96
1/1/2016	3/31/2016	36.25	24.75	35.63
4/1/2016	6/30/2016	48.53	34.40	47.01
7/1/2016	9/30/2016	69.18	46.05	68.52
10/1/2016	12/31/2016	119.93	63.72	106.74
1/1/2017	3/31/2017	120.90	95.17	108.93
4/1/2017	6/30/2017	168.50	95.49	144.56
7/1/2017	9/29/2017	191.19	138.58	178.77
10/1/2017	12/29/2017	218.66	177.00	193.50
1/1/2018	3/31/2018	254.50	194.51	231.59
4/1/2018	5/21/2018	260.50	210.33	244.24
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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The following graph sets forth the historical performance of the Reference Asset from January 1, 2013 through May 21, 2018, based on a hypothetical Initial Level of $244.24. The red line represents a hypothetical Barrier Level of $133.60, which is equal to 54.70% of Initial Level, rounded to two decimal places.
We obtained the information regarding the historical performance of the Reference Asset in the chart above from Bloomberg Financial Markets.
We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets.  The historical performance of the Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the closing price of the Reference Asset on any valuation date.  We cannot give you assurance that the performance of the Reference Asset will not result in the loss of all or part of your investment.

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Supplemental Plan of Distribution
JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates will act as placement agents for the Notes and will receive a fee from the Issuer that will not exceed $10.00 per $1,000 in principal amount of the Notes, but will forgo any fees for sales to certain fiduciary accounts.
We expect that delivery of the Notes will be made against payment for the Notes on or about May 31, 2018, which is the third business day following the pricing date (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to two business days before delivery will be required, by virtue of the fact that the Notes will settle in three business days (T+3), to specify alternative settlement arrangements to prevent a failed settlement.
In addition, RBCCM or another of its affiliates or agents may use this document in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.
The value of the Notes shown on your account statement will be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do).  That estimate will be based upon the price that RBCCM may pay for the Notes in light of then prevailing market conditions, our creditworthiness and transaction costs.  For a period of approximately six months after the issue date of the Notes, the price shown on your account statement may initially be higher than RBCCM’s estimated value of the Notes.  This is because the estimated value of the Notes will reflect the reduction of the underwriting discount and our hedging costs and profits; however, the value of the Notes shown on your account statement during that period is expected to be a higher amount, reflecting the amortization of RBCCM’s underwriting discount and our estimated profit from hedging the Notes.  After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect its estimated value.
The Notes are our debt securities, the return on which is linked to the performance of the Reference Asset.  As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing.  In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity.  This relatively lower implied borrowing rate, which is reflected in the economic terms of the Notes, along with the fees and expenses associated with structured notes, typically reduces the estimated initial value of the Notes at the time the terms of the Notes are set.
In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries.  The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Reference Asset, and the tenor of the Notes.  The economic terms of the Notes depend in part on the terms of these hedging arrangements.
The lower implied borrowing rate, the underwriting commission and the hedging-related costs relating to the Notes reduce the economic terms of the Notes to you and result in the estimated initial value for the Notes (estimated at the time the terms of the Notes are set) being less than their public offering price.  See “Selected Risk Considerations—The Estimated Initial Value of the Notes Will Be Less than the Price to the Public” above.
No Prospectus (as defined in Directive 2003/71/EC (as amended, the “Prospectus Directive”)) will be prepared in connection with these Notes. Accordingly, these Notes may not be offered to the public in any member state of the European Economic Area (the “EEA”), and any purchaser of these Notes who subsequently sells any of these Notes in any EEA member state must do so only in accordance with the requirements of the Prospectus Directive, as implemented in that member state.
The Notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the EEA. For these purposes, the expression “offer" includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, and a “retail investor” means a person who is one (or more) of: (a) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU

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(as amended, “MiFID II”); or (b) a customer, within the meaning of Insurance Distribution Directive 2016/97/EU, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (c) not a qualified investor as defined in the Prospectus Directive. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared, and therefore, offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

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U.S. Federal Tax Consequences
The following disclosure supplements, and to the extent inconsistent supersedes, the discussion in the product prospectus supplement dated January 14, 2016 under “Supplemental Discussion of U.S. Federal Income Tax Consequences.” The discussions below and in the accompanying product prospectus supplement do not address the tax consequences applicable to holders subject to Section 451(b) of the Code.
In the opinion of our counsel, Morrison & Foerster LLP, it would generally be reasonable to treat a Note with terms described herein as a pre-paid cash-settled derivative contract in respect of the Reference Asset for U.S. federal income tax purposes, and the terms of the Notes require a holder and us (in the absence of a change in law or an administrative or judicial ruling to the contrary) to treat the Notes for all tax purposes in accordance with such characterization.  However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence.
Under Section 871(m) of the Code, a “dividend equivalent” payment is treated as a dividend from sources within the United States. Such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, the IRS has issued guidance that states that the U.S. Treasury Department and the IRS intend to amend the effective dates of the U.S. Treasury Department regulations to provide that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2019. Based on our determination that the Notes are not delta-one instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Reference Asset or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Reference Asset or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable withholding agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

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